Exhibit 99.3

Disclosure for debenture holders as of March 31, 2014

1.	Summary of Financial Undertakings (according to repayment dates) as of March 31, 2014

Israeli Securities Law Regulations (Periodic and Immediate Reports) 38e

a.	Convertible debentures issued to the public by the Company and held by the public.

	Principal payments	Gross interest payments (without deduction of tax)	Total
	ILS

First year	30,247,270	3,667,031	33,914,301
Second year	30,247,269	1,571,585	31,818,854
Total	60,494,539	5,238,616	65,733,155

b.	Bank guarantees as of March 31, 2014, totaling US $250 thousand

2.	Details with Regard to Company Debentures

Israeli Securities Law Regulations (Periodic and Immediate Reports) 10(b)13 and 48c(12)

Issue Date	Par value at issuance (US Dollar)	Accumulated interest (US Dollar)	Book value (US Dollar) as of December 31, 2013	Market Value (US Dollar) as of December 31, 2013	Interest payment dates	Principal payment schedule	Type of interest	Converted to another security
10/18/2009	28,677,947	100,155	16,363,825	25,762,659	Quarterly payments on the outstanding debt, on December 1st, 2009 and on March 1st, June 1st, September 1st and December 1st of each of the years 2010 to 2015.	Two equal installments: of 40% each on December 1, 2014 and December 1, 2015.	Bears annual interest at a variable rate, plus annual margin of 6.1% above the annual interest rate for Israeli Government Debentures (Series 817) for each interest period.	Yes

3.	Details with Regard to the Trustee

MISHMERET TRUST COMPANY LTD, No. Corporate 51-377133-7, Address: 46-48 Menachem Begin, Tel Aviv, Israel
 Contact information: Rami Sebty, Vice President, Telephone No.: 972-3-6374355, Fax No.: 972-3-6374344, e-mail ramis@bdo.co.il

4.	Conversion of convertible debentures

Security Details	Conversion ratio	Major Conversion Details
Ordinary shares of NIS 1 par value	From December 2nd, 2012 to November 15th, 2015, each NIS 37.12 par value debentures (Series C) may be convertible into one ordinary share of NIS 1 par value of the company.	Debentures may be converted each trading day from registration of the Debentures until November 15th, 2015 except during November 16th to December 1st of each of the years 2013 and 2014.

5.	At the end of the reporting period and during such reporting period the Company has complied with all the conditions and obligations under the trust deed.